Exhibit 99.2
Encana Corporation
Management’s Discussion and Analysis
For the three months ended March 31, 2010
(U.S. Dollars)

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended March 31, 2010 (“Interim Financial Statements”), the unaudited Pro Forma Consolidated Financial Information for the period ended March 31, 2009 presented in Encana’s Supplemental Information, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. oil and gas disclosures reporting. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated April 20, 2010.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.
Encana’s Strategic Objectives
Encana is one of North America’s leading natural gas producers, focusing on the development of unconventional natural gas resources and holds a diversified portfolio of prolific shale and other natural gas assets in key basins stretching from northeast British Columbia to Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is highly focused on key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship.
Encana continues to focus on sustainable, high-growth production from unconventional natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock unconventional resources. During the first quarter of 2010, the Company disclosed independent evaluations of its probable and possible reserves as well as economic contingent resources. With this significant inventory of estimated natural gas resources, Encana intends to double its production over the next five years on a per share basis. Encana targets 2010 natural gas production growth of approximately 10 percent with a continued technology focus to maximize margins and accelerate development. In 2010, Encana plans to drill approximately 1,275 wells and is targeting average production of 3,300 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”).
Encana has a strong balance sheet and continues to employ a conservative capital structure and market risk mitigation strategy. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At March 31, 2010, the Company’s Debt to Capitalization ratio was 30 percent and pro forma Debt to Adjusted EBITDA was 1.6 times. Debt to Capitalization and Debt to Adjusted EBITDA are non-GAAP measures and are defined in the Non-GAAP Measures section of this MD&A.
As of March 31, 2010, Encana has hedged approximately 1,974 MMcf/d of expected 2010 gas production using NYMEX fixed price contracts at an average price of $6.01 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 935 MMcf/d of expected 2011 gas production at an average price of $6.52 per Mcf, and approximately 1,040 MMcf/d of expected 2012 gas production at an average price of $6.46 per Mcf.
Additional detail regarding Encana’s 2010 Corporate Guidance can be found on the Company’s website at www.encana.com.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Encana’s Business
Encana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, development of and production of natural gas and liquids and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, development of and production of natural gas and liquids and other related activities within the United States cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Encana’s operations are currently divided into two operating divisions:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including the Horn River shale play; (ii) Cutbank Ridge on the Alberta and British Columbia border, including the Montney formation; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; and (iv) Fort Worth in Texas. The USA Division is also focused on the development of the emerging Haynesville shale play located in Louisiana and Texas and the recent entrance into the Marcellus shale play located in Pennsylvania.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The former Canadian Plains and Integrated Oil — Canada upstream operations were transferred to Cenovus and are presented as Canada — Other. Canada — Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.
Pro Forma and Consolidated Reporting
The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.
•
Encana’s 2009 and 2008 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

•	Encana’s 2009 consolidated results for the first quarter include three months of both Encana and Cenovus operations.
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Capitalization, Debt to Capitalization, Adjusted EBITDA and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.
First Quarter Overview
In the first three months of 2010, Encana reported:
•	Cash Flow of $1,173 million;
•	Operating Earnings of $418 million;
•	Net Earnings of $1,477 million, which includes unrealized financial hedging gains of $912 million after-tax;
•	Total average production of 3,265 MMcfe/d, with 2,899 MMcfe/d from key and emerging resource plays;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $125 million after-tax;
•	Capital investment of $1,020 million; and
•	Average natural gas prices, excluding financial hedges, of $5.56 per Mcf and average liquids prices, excluding financial hedges, of $67.48 per barrel (“bbl”).
Business Environment
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Encana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in Note 14 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Encana’s financial results.

	2010	2009				2008
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Natural Gas Price Benchmarks
AECO (C$/Mcf)	$5.36	$4.23	$3.02	$3.66	$5.63	$6.79	$9.24	$9.35
NYMEX ($/MMBtu)	5.30	4.17	3.39	3.50	4.89	6.94	10.24	10.93
Rockies (Opal) ($/MMBtu)	5.14	3.97	2.69	2.37	3.31	3.53	5.88	8.56
Texas (HSC) ($/MMBtu)	5.36	4.16	3.31	3.44	4.21	6.37	9.98	10.58
Basis Differential ($/MMBtu)
AECO/NYMEX	0.19	0.19	0.67	0.39	0.35	1.10	1.28	1.71
Rockies/NYMEX	0.16	0.20	0.70	1.13	1.58	3.41	4.36	2.37
Texas/NYMEX (1)	(0.06)	0.01	0.08	0.06	0.68	0.58	0.26	0.35
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.961	0.947	0.911	0.857	0.803	0.825	0.961	0.990

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Financial Results

	2010	2009 Pro Forma				2008 Pro Forma
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow (1)	$1,173	$930	$1,274	$1,430	$1,387	$1,502	$1,734	$1,661
per share — diluted	1.57	1.24	1.70	1.90	1.85	2.00	2.31	2.21

Operating Earnings (1)	418	373	378	472	544	546	805	703
per share — diluted	0.56	0.50	0.50	0.63	0.72	0.73	1.07	0.94

Net Earnings	1,477	233	(53)	92	477	671	2,228	643
per share — diluted	1.97	0.31	(0.07)	0.12	0.63	0.89	2.97	0.86

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Cash Flow

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$(772)	$1,444	$1,791
(Add back) deduct:
Net change in other assets and liabilities	(31)	17	15
Net change in non-cash working capital from continuing operations	(1,914)	40	(452)
Net change in non-cash working capital from discontinued operations	—	—	284

Cash Flow	$1,173	$1,387	$1,944

Cash Flow of $1,173 million decreased $214 million from pro forma 2009 primarily due to lower realized financial hedging gains and higher interest expense, partially offset by higher natural gas prices. In the first quarter of 2010:
•	Realized financial hedging gains were $125 million after-tax compared to $541 million after-tax gains in the first quarter of 2009.
•	Interest expense increased $62 million primarily due to a lower debt carrying value used to determine pro forma interest for the first quarter of 2009.
•	Average total natural gas prices, excluding financial hedges, were $5.56 per Mcf compared to $4.18 per Mcf in the first quarter of 2009.
Cash flow decreased $771 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Operating Earnings

	Three months ended March 31
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share (1)		Per share (1)		Per share (1)

Net Earnings, as reported	$1,477	$1.97	$477	$0.63	$962	$1.28
Add back (losses) and deduct gains:
Unrealized hedging gain, after-tax	912	1.21	38	0.05	89	0.12
Non-operating foreign exchange gain (loss), after-tax	147	0.20	(105)	(0.14)	(75)	(0.10)

Operating Earnings	$418	$0.56	$544	$0.72	$948	$1.26

(1)	Per Common Share — diluted.
Operating Earnings of $418 million decreased $126 million from pro forma 2009 primarily due to lower realized commodity hedging gains, higher interest expense and DD&A, partially offset by higher natural gas prices and lower future income tax expense. Lower realized hedging gains, higher interest and increased natural gas prices are described above in the Cash Flow section. DD&A increased $91 million as a result of a higher depletion rate, increased production volumes as well as a higher U.S./Canadian dollar exchange rate.
Operating Earnings decreased $530 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Net Earnings
Net Earnings of $1,477 million for the first quarter of 2010 increased $1,000 million from pro forma 2009 for the same period primarily due to higher combined realized and unrealized financial hedging gains, increased natural gas prices and non-operating foreign exchange gains. These were partially offset by higher interest expense and DD&A. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the first quarter of 2010:
•	Unrealized financial hedging gains were $912 million after-tax compared to gains of $38 million after-tax gains in the first quarter of 2009.
•
Non-operating foreign exchange gains were $147 million after tax compared to a loss of $105 million after tax in the first quarter of 2009. These gains primarily resulted from unrealized foreign exchange gains on long-term debt due to a higher U.S./Canadian dollar exchange rate.

Net Earnings for the first quarter of 2010 increased $515 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Summary of Hedging Impacts on Net Earnings

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Unrealized Hedging Gains, after-tax (1)	$912	$38	$89
Realized Hedging Gains, after-tax (2)	125	541	699

Hedging Impacts on Net Earnings	$1,037	$579	$788

(1)	Included in Corporate and Other financial results. Further detail on unrealized hedging gains can be found in the Corporate and Other section of this MD&A.

(2)	Primarily included in Divisional financial results.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Summary of Consolidated Net Earnings

	2010	2009				2008
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Continuing Operations
Net Earnings from Continuing Operations	$1,477	$589	$39	$211	$991	$1,469	$3,833	$1,088
per share — basic	1.97	0.78	0.05	0.28	1.32	1.96	5.11	1.45
per share — diluted	1.97	0.78	0.05	0.28	1.32	1.96	5.10	1.45

Total Consolidated
Net Earnings	1,477	636	25	239	962	1,077	3,553	1,221
per share — basic	1.97	0.85	0.03	0.32	1.28	1.44	4.74	1.63
per share — diluted	1.97	0.85	0.03	0.32	1.28	1.43	4.73	1.63

Revenues, Net of Royalties	3,545	2,712	2,271	2,449	3,682	4,862	8,150	4,653
The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current quarter. Net Earnings from Continuing Operations for 2009 and 2008 includes results for Canada — Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are classified as discontinued operations.
Net Capital Investment

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Canadian Division	$543	$537	$537
USA Division	472	574	574
Market Optimization	—	(1)	(3)
Corporate & Other	5	11	19
Canada — Other (1)	—	—	318
Discontinued Operations (2)	—	—	202

Capital Investment	1,020	1,121	1,647
Acquisitions	28	79	79
Divestitures	(146)	(33)	(33)

Net Capital Investment	$902	$1,167	$1,693

(1)	Canada — Other represents former Canadian Plains and Integrated Oil — Canada operations that were transferred to Cenovus.

(2)	The former Integrated Oil U.S. Downstream Refining operations are included in Discontinued Operations.
Capital investment during the first quarter of 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $1,020 million was lower compared to 2009 pro forma due to capital efficiencies and reduced upstream drilling activity, partially offset by the change in the average U.S./Canadian dollar exchange rate. Encana’s capital investment for the first quarter of 2010 was funded by Cash Flow.
The Company had non-core asset divestitures in the first quarter of 2010 for proceeds of $9 million in the Canadian Division and $137 million in the USA Division.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Free Cash Flow

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash Flow (1)	$1,173	$1,387	$1,944
Capital Investment	1,020	1,121	1,647

Free Cash Flow (1)	$153	$266	$297

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Encana’s first quarter 2010 Free Cash Flow of $153 million was lower compared to the same period in 2009 on a pro forma basis. Reasons for the variances in Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.
Production Volumes Summary

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (MMcf/d)
Canadian Division	1,177	1,071	1,201	1,343	1,281	1,302	1,351	1,289
USA Division	1,946	1,616	1,524	1,581	1,746	1,677	1,674	1,629

	3,123	2,687	2,725	2,924	3,027	2,979	3,025	2,918
Liquids (bbls/d)
Canadian Division	13,558	12,477	15,909	17,624	17,567	19,702	19,947	20,155
USA Division	10,108	11,586	10,325	11,699	11,671	12,831	13,853	13,482

	23,666	24,063	26,234	29,323	29,238	32,533	33,800	33,637

Volumes (MMcfe/d) (1,2)	3,265	2,831	2,883	3,100	3,203	3,174	3,227	3,120

Canada — Other (MMcfe/d) (1,3)	—	970	1,504	1,502	1,472	1,499	1,491	1,487

Total Volumes (MMcfe/d) (1)	3,265	3,801	4,387	4,602	4,675	4,673	4,718	4,607

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Quarterly volumes for 2009 and 2008 represent Encana’s pro forma volumes.

(3)	Canada — Other represents former volumes from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction.
Average production volumes of 3,265 MMcfe/d increased 2 percent, or 62 MMcfe/d, in the first quarter of 2010 compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production at various U.S. key resource plays, partially offset by lower volumes of 108 MMcfe/d resulting from divestitures.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$657	$5.60	$595	$4.70
Realized Financial Hedging Gain	63		320
Expenses
Production and mineral taxes	1	0.01	5	0.04
Transportation and selling	45	0.39	37	0.30
Operating	139	1.17	130	1.01

Operating Cash Flow/ Netback	$535	$4.03	$743	$3.35
Realized Financial Hedging Gain		0.55		2.56

Netback including Realized Financial Hedging		$4.58		$5.91

Results by Key Area

	Three months ended March 31
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra	218	221	$141	$87	16	15
Cutbank Ridge	319	326	118	108	15	20
Bighorn	197	172	108	69	15	21
CBM	315	309	120	139	295	278

Key Resource Plays	1,049	1,028	487	403	341	334
Other	209	359	56	134	5	9

Total Canadian Division	1,258	1,387	$543	$537	346	343

Production Volumes
•	Average production volumes of 1,258 MMcfe/d decreased 9 percent in the first quarter of 2010 compared to the first quarter of 2009.

•
The decrease in production is due to lower volumes of 98 MMcfe/d resulting from divestitures and wellhead upgrade maintenance activity, partially offset by a successful drilling program at Bighorn and lower royalty rates.

•	Average production for the Canadian Division is expected to be 1,358 MMcfe/d for the current year, with 1,175 MMcfe/d from key resource plays.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Three months ended March 31, 2010 versus 2009
Operating Cash Flow of $535 million decreased $208 million primarily due to lower realized financial hedging gains and a decrease in production volumes, partially offset by higher commodity prices. In the first quarter of 2010:
•	Realized financial hedging gains were $63 million before tax compared to $320 million before tax gains in the first quarter of 2009.

•	Average production volumes were 1,258 MMcfe/d compared to 1,387 MMcfe/d in the first quarter of 2009, resulting in a decrease of $56 million.

•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $118 million, which reflects the changes in benchmark prices and in basis differentials.
Capital investment of $543 million during the first quarter of 2010 was primarily focused on the Canadian key resource plays, as well as Deep Panuke. Encana plans to drill 810 wells in 2010 in relation to Canadian key resource plays.
On March 11, 2010, the Government of Alberta announced the results of its natural gas and conventional oil competitiveness review and published its policy response to the review, Energizing Investment, a Framework to Improve Alberta’s Natural Gas and Conventional Oil Competitiveness, which will modify Alberta’s royalty framework effective January 1, 2011. The intent of the modified royalty framework is to advance Alberta’s competitiveness in the upstream oil and gas sector and promote investment in the province. The Alberta government has indicated it plans to announce the royalty percentages at various commodity prices by May 31, 2010. Encana continues to monitor these proposed amendments to the Alberta royalty framework and the possible impacts on the Company’s business.
USA Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$1,108	$5.94	$666	$3.91
Realized Financial Hedging Gain	100		508
Expenses
Production and mineral taxes	68	0.38	46	0.28
Transportation and selling	166	0.92	123	0.75
Operating	109	0.46	115	0.49

Operating Cash Flow/ Netback	$865	$4.18	$890	$2.39
Realized Financial Hedging Gain		0.55		3.11

Netback including Realized Financial Hedging		$4.73		$5.50

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Three months ended March 31
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	595	656	$84	$130	28	35
Piceance	482	397	23	69	33	53
East Texas	437	409	52	135	3	15
Fort Worth	142	152	11	50	7	16

Key Resource Plays	1,656	1,614	170	384	71	119
Haynesville	194	25	238	86	20	9
Other	157	177	64	104	11	12

Total	2,007	1,816	$472	$574	102	140

Production Volumes
•	Average production volumes of 2,007 MMcfe/d increased 11 percent in the first quarter of 2010 compared to the first quarter of 2009.

•
The increase in production is primarily due to drilling and operational success in the Haynesville, Piceance and East Texas plays as well as bringing on shut-in and curtailed production, partially offset by lower capital spending and natural declines in Jonah.

•	Average production for the USA Division is expected to be 1,935 MMcfe/d for the current year, with 1,790 MMcfe/d from key and emerging resource plays.
Three months ended March 31, 2010 versus 2009
Operating Cash Flow of $865 million decreased $25 million primarily due to lower realized financial hedging gains, increased production and mineral taxes and transportation and selling costs, partially offset by higher commodity prices and production volumes. In the first quarter of 2010:
•	Realized financial hedging gains were $100 million before tax compared to before tax gains of $508 million in the first quarter of 2009.

•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $368 million, which reflects the changes in benchmark prices and changes in the basis differentials.

•	Average production volumes of 2,007 MMcfe/d increased 191 MMcfe/d compared to the first quarter of 2009, resulting in an increase of $66 million.
Capital investment of $472 million in the first quarter of 2010 was focused on the emerging Haynesville shale play as well as other U.S. key resource plays. Capital investment decreased $102 million compared to the first quarter of 2009 primarily due to capital efficiencies and lower drilling and completion activity in Piceance, Jonah and Fort Worth, partially offset by increased drilling and facility spending in Haynesville. Encana plans to drill a total of 385 wells in 2010 in relation to U.S. key and emerging resource plays.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Canada — Other
Canada — Other is comprised of Upstream results formerly from Canadian Plains and Integrated Oil - Canada which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues, Net of Royalties and excluding Hedging	$—	$—	$729
Realized Financial Hedging Gain	—	—	239
Expenses
Production and mineral taxes	—	—	10
Transportation and selling	—	—	133
Operating	—	—	156
Purchased product	—	—	(13)

Operating Cash Flow	$—	$—	$682

Market Optimization

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues	$228	$308	$492
Expenses
Operating	9	5	8
Purchased product	211	297	473

Operating Cash Flow	8	6	11
DD&A	3	3	5

Segment Income	$5	$3	$6

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Encana’s production.
Revenues and purchased product expenses decreased in the first quarter of 2010 compared to the first quarter of 2009 pro forma mainly due to lower volumes required for Market Optimization partially offset by increased prices.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Corporate and Other
Segment Income

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues	$1,389	$49	$133
Expenses
Operating	3	10	26
DD&A	16	17	27

Segment Income	$1,370	$22	$80

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses in the first quarter of 2010 primarily relate to mark-to-market losses on long-term power generation contracts. DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.
Summary of Unrealized Hedging Gains (Losses)

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Revenues
Natural Gas	$1,359	$50	$158
Crude Oil	8	—	(25)

	1,367	50	133
Expenses	4	7	22

	1,363	43	111
Income Tax Expense	451	5	22

Unrealized Hedging Gains, after-tax	$912	$38	$89

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, Encana enters into various financial hedge agreements. The financial hedge agreements were recorded at the date of the financial statements based on the fair value of the contracts. Changes in the fair value result in a gain or loss reflected in corporate revenues and are the result of volatility between periods in the forward curves of commodity prices and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 14 to the Interim Consolidated Financial Statements.
Expenses

	Three months ended March 31
		Pro Forma (1)	Consolidated
($ millions)	2010	2009	2009

Administrative	$82	$63	$79
Interest, net	130	68	58
Accretion of asset retirement obligation	12	8	17
Foreign exchange (gain) loss, net	(144)	99	58
(Gain) loss on divestitures	(1)	(1)	(1)

Total Corporate Expenses	$79	$237	$211

(1)	Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Total Corporate expenses of $79 million decreased $158 million from pro forma 2009 as a result of foreign exchange gains, partially offset by higher administrative and interest expenses. In the first quarter of 2010:
•	Foreign exchange gains were primarily due to unrealized foreign exchange gains on long-term debt resulting from the higher U.S./Canadian dollar exchange rate.

•	Administrative expenses were higher primarily due to transition costs and higher U.S./Canadian dollar exchange rate, partially offset by lower long-term compensation costs.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for the first quarter of 2009.
Total Corporate expenses decreased $132 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Income Tax Expense

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Effective Tax Rate	22.9%	34.8%	23.2%

Current Income Tax	$12	$119	$239
Future Income Tax	426	136	60

Total Income Tax Expense	$438	$255	$299

Total income tax expense of $438 million in the first quarter of 2010 was $183 million higher than in the first quarter of 2009 pro forma primarily due to higher earnings before tax primarily resulting from the net impact of realized and unrealized hedges.
Current income tax expense of $12 million in the first quarter of 2010 was $107 million lower than in the first quarter of 2009 pro forma. This reflects the decrease in current tax expense related to lower realized hedging gains partially offset by an increase in current tax resulting from an increase in taxable income, excluding realized hedging gains.
Total income tax expense increased $139 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Encana’s effective tax rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;

•	International financing; and

•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Depreciation, Depletion and Amortization

	Three months ended March 31
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Canada	$287	$273	$484
USA	494	416	416
Market Optimization	3	3	5
Corporate & Other	16	17	27

Total DD&A	$800	$709	$932

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Upstream DD&A of $800 million in the first quarter of 2010 increased $91 million compared to the first quarter of 2009 pro forma as a result of a higher depletion rate, increased production volumes as well as a higher U.S./Canadian dollar exchange rate.
DD&A decreased $132 million from the consolidated 2009 results primarily due to the factors described above and the inclusion of Cenovus in the 2009 consolidated comparatives.
Discontinued Operations
Encana has rationalized its operations to focus on upstream activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. In the first quarter of 2009, the net loss from discontinued operations was $29 million.
Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2010	2009

Net Cash From (Used In)
Operating activities	$(772)	$1,791
Investing activities	(1,040)	(1,784)
Financing activities	(465)	207
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4)	(4)

Increase (Decrease) in Cash and Cash Equivalents	$(2,281)	$210

Pro Forma Net Cash from Operating Activities		$1,444

Operating Activities
Net cash from operating activities decreased $2,216 million in the first quarter of 2010 compared to the first quarter of 2009 on a pro forma basis. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as a decrease in net change in non-cash working capital primarily due to a $1,775 tax payment made in the first quarter of 2010. The tax payment included the incremental tax accrued in 2009 related to the wind-up of the Canadian oil and gas partnership, which resulted from the Split Transaction.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Excluding the impact of current risk management assets and liabilities, the Company had a working capital surplus of $1,022 million at March 31, 2010 compared to a surplus of $1,348 million at December 31, 2009. Encana anticipates that it will continue to meet the payment terms of its suppliers.
Investing Activities
Net cash used for investing activities in 2010 decreased $744 million compared to 2009.
Capital expenditures, including property acquisitions, decreased $476 million in 2010 compared to 2009 and proceeds from divestitures increased $113 million in 2010 compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Credit Facilities and Shelf Prospectuses
Net issuance of long-term debt in the first quarter of 2010 was nil compared to $505 million for the same period in 2009. Encana’s total long-term debt, including current portion was $7,804 million at March 31, 2010 compared to $7,768 at December 31, 2009.
Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.
As at March 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.0 billion.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.4 billion) that remains committed through October 2012.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.
As at March 31, 2010, Encana had available unused capacity under shelf prospectuses for up to $5.5 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

•
Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At March 31, 2010, $3.5 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in April 2010 and expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Credit Ratings
Encana maintains investment grade credit ratings on its senior unsecured debt. The following table outlines the credit ratings and outlooks of the Company’s debt as of March 31, 2010, which have remained unchanged from December 31, 2009:

	Standard & Poor’s	Moody’s Investors
	Ratings Services	Service	DBRS Limited
Senior Unsecured
Long-Term Rating	BBB+	Baa2	A (low)
Outlook	Stable	Stable	Stable
Normal Course Issuer Bid (“NCIB”)
Encana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 37.5 million Common Shares under a NCIB, which commenced on December 14, 2009 and expires on December 13, 2010. To March 31, 2010, the Company had purchased 9.9 million Common Shares for total consideration of approximately $320 million. During 2009, under the current NCIB and prior NCIB, Encana did not purchase any of its Common Shares. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $149 million ($0.20 per share) in the first quarter of 2010. These dividends were funded by Cash Flow.
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

			December 31, 2009
	March 31, 2010		Pro Forma		Consolidated

Debt to Capitalization (1,2)	30%		32%		32%
Debt to Adjusted EBITDA (1,2,3)	1.6	x	2.1	x	1.3	x

(1)	Debt is defined as Long-Term Debt including current portion.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis. March 31, 2010 debt to adjusted EBITDA is on a pro forma basis.
Risk Management
Refer to the December 31, 2009 MD&A for a comprehensive discussion on Risk Management.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Accounting Policies and Estimates
New Accounting Standards Adopted
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011.
International Financial Reporting Standards (“IFRS”)
The Company is executing a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of 2010 required comparative information. Encana expects IFRS will not have a major impact on the Company’s operations or strategic decisions. The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.
Encana’s IFRS Changeover Plan
The key elements of the Company’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.
As of March 31, 2010, Encana has made significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and preliminarily drafted its IFRS accounting policies. Process and system changes have been designed for significant areas of impact, with internal control requirements taken into account. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

data. IFRS education and training sessions have been held with internal stakeholders and these sessions will continue throughout 2010.
Encana’s IFRS accounting policies are expected to be finalized mid-2010, with quantification of IFRS impacts to follow. Communication of impacts to external stakeholders is expected to occur in the latter half of 2010.
Encana will continue to update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board.
Expected Accounting Policy Impacts
Encana’s significant areas of impact continue to include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.
Property, Plant and Equipment
Under Canadian GAAP, Encana follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.
Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.
Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.
Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has not finalized the areas or the inputs to be utilized in the unit-of-production depletion calculation.
Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds of divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.
Encana expects to adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation costs will be equal to the Canadian GAAP unproved properties balance and the IFRS development costs will be equal to the full cost pool balance. Encana will allocate this upstream full cost pool over reserves to establish the area level depletion units.
Asset Retirement Obligation
Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.
As a result of Encana’s intended use of the IFRS 1 upstream assets exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings.
Impairment
Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.
Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets.
Stock-Based Compensation
Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model.
Encana intends to use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated.
Income Taxes
In transitioning to IFRS, the Company’s future tax liability will be impacted by the tax effects resulting from the IFRS changes discussed above. Encana continues to assess the impact that the IFRS income tax principles may have on the Company.
Other IFRS 1 Considerations
As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s Accumulated Other Comprehensive Income will be deemed to be zero and the balance will be reclassified to retained earnings on January 1, 2010. Accordingly, retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.
Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.
With respect to employee benefit plans, cumulative unamortized actuarial gains and losses are expected to be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles.
Critical Accounting Policies and Estimates
Refer to the December 31, 2009 MD&A for a comprehensive discussion of the Critical Accounting Policies and Estimates.

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.
Free Cash Flow
Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.
Capitalization and Debt to Capitalization
Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity. Debt to Capitalization is a non-GAAP measure used by Management to steward the Company’s overall debt position as a measure of the Company’s overall financial strength.
Adjusted EBITDA and Debt to Adjusted EBITDA
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management to steward the Company’s overall debt position as a measure of the Company’s overall financial strength.

20

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Additional Reconciliations of Non-GAAP Measures
Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

($ millions, except per share amounts)	March 31, 2009

Cash Flow	$1,944
Less: Cenovus Carve-out (1)	595
Add/(Deduct) Pro Forma adjustments	38

Pro Forma Cash Flow	$1,387

Per share amounts
Consolidated Cash Flow — Basic	$2.59
— Diluted	$2.59

Pro Forma Cash Flow — Basic	$1.85
— Diluted	$1.85

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.
Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

($ millions, except per share amounts)	March 31, 2009

Operating Earnings	$948
Less: Cenovus Carve-out (1)	331
Add/(Deduct) Pro Forma adjustments	(73)

Pro Forma Operating Earnings	$544

Per share amounts
Consolidated Operating Earnings — Diluted	$1.26
Pro Forma Operating Earnings — Diluted	$0.72

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.
Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

($ millions, except per share amounts)	March 31, 2009

Net Earnings	$962
Less: Cenovus Carve-out (1)	412
Add/(Deduct) Pro Forma adjustments	(73)

Pro Forma Net Earnings	$477

Per share amounts
Consolidated Net Earnings — Basic	$1.28
— Diluted	$1.28

Pro Forma Net Earnings — Basic	$0.64
— Diluted	$0.63

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated first quarter results include Cenovus.

21

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projection to double the Company’s production in five years; projected natural gas production level and growth for 2010; projected number of wells to be drilled, including their locations, for 2010; projected daily production by Divisions and from certain key resource plays; projections relating to the adequacy of the Company’s provision for taxes; the expected impact of the proposed changes to the Alberta royalty framework; projections with respect to natural gas production from unconventional resource plays; projections relating to the volatility of natural gas prices in 2010 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2010, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2010 capital program and pay dividends to shareholders; the impact of the current business market conditions; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

22

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this document, including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.3 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $5.75/Mcf, crude oil (WTI) $75.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.94 and an average number of outstanding shares for Encana of approximately 750 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated April 21, 2010, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.
Oil and Gas Information
Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities that permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. SEC. Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
Natural Gas, Crude Oil and Natural Gas Liquids (“NGLs”) Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

23

Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)

Currency, Pro Forma Information, Non-GAAP Measures and References to Encana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Pro Forma Information
On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to Encana
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

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Encana Corporation Q1 2010	Management’s Discussion and Analysis (prepared in US$)